Exhibit 99.1

Skillful Craftsman Announces Board Changes

WUXI, China, June 1, 2021 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Ltd. (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced following changes to its board of directors (“Board”) and Board committees, effective on June 1, 2021:

•	appointment of Mr. Bin Fu, the Company’s Co-Chief Executive Officer, as a director of the Company;

•	appointment of Mr. Steven Yuan Ning Sim, an independent director who satisfies the qualification of an “audit committee financial expert,” to serve as the chairperson of the Audit Committee, replacing Mr. H. David Sherman;

•	appointment of Mr. Huiqing Ye, an independent director of the Company, to serve as a member of the Audit Committee, and as the chairperson of the Nominating and Corporate Governance Committee replacing Mr. Steven Yuan Ning Sim; and

•	Mr. H. David Sherman has resigned from his roles in the Board but will remain as an independent advisor to the Company.

Immediately following the foregoing changes, the Company’s Board will consist of five directors, including three independent directors. The Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will continue to solely comprise independent directors with the following compositions:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Chairperson	Steven Yuan Ning Sim	Limin Huang	Huiqing Ye
Member	Limin Huang	Steven Yuan Ning Sim	Steven Yuan Ning Sim
Member	Huiqing Ye	Huiqing Ye	Limin Huang

Mr. Xiaofeng Gao, Chairman and CEO of Skillful Craftsman, commented, “On behalf of our Board and the Company, I would like to thank Mr. H. David Sherman for his vision, dedication and contribution to the Company’s IPO progress during his tenure. We look forward to our continued collaboration in the future.”

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. For more information, please visit: http://ir.kingwayup.com/.

Safe Harbor Statement

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com